Filed by: EVOTEC AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Renovis, Inc.
Exchange Act File No. 000-50564

Evotec and Renovis A Compelling CNS Investment September 2007

9/19/2007 Page 2
Forward-looking statements
Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-
looking statements include, but are not limited to, statements about the anticipated benefits of Evotec´s products, the timing of the completion of the transaction between Evotec and Renovis, the anticipated benefits of the business combination transaction involving Evotec and Renovis, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. Evotec and Renovis caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties’ ability to complete the transaction because conditions to the closing of the transaction may not be satisfied;
the failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the transaction; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. The risks included above are not exhaustive. The most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and
Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.
Additional Information
Renovis is filing today a Current Report on Form 8-K that will include as an exhibit the Agreement and Plan of Merger between Evotec and Renovis.
Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger.
Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at
www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at
Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two
Corporate Drive, South San Francisco, California 94080.
In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by
Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

9/19/2007 Page 3
CNS, inflammation, pain
High-value pre-IND programs:
proprietary and partnered
Small molecules
SSF, CA: Med chem, screening,
pharmacology
Technology validation: Pfizer VR1
program
Cash* 30/06/07: US$ 86m
Why combine the companies?
CNS, neuro-degeneration, sleep,
addiction
Partner-ready clinical program;
early clinical pipeline, robust research
Small molecules
Oxford, Hamburg discovery:
HTS, FBDD, libraries, med chem
Revenues continuing operations US$
41-48 m 2007e, including Roche,
Boehringer Ingelheim
Cash 30/06/07: approx. US$ 97m
*Including short-term investments
Note: Revenues are converted at 1EUR= 1.38 US$, Evotec’s cash at period end rate.

9/19/2007 Page 4
The combination: Multi-faceted pipeline,
strong fit and differentiating science
Discovery Preclinical Phase I Phase II Phase III
EVT 201 GABA
A
receptor partial positive modulator for Insomnia
EVT 101 NMDA NR2B subtype antagonist, oral – Alzheimer‘s, Pain
EVT 302 MAO-B inhibitor – Smoking Cessation, Alzheimer‘s
EVT 103 NMDA NR2B subtype antagonist, oral
VR1
P2X7
P2X3
FAAH Inhibitor
Boehringer collaboration
Histamine H3
CB1
B1
Roche collaboration
DREAM, HTS & FBDD
Renovis Evotec

9/19/2007 Page 5
Transaction details
34.57m Evotec shares to be exchanged for 32.79m Renovis shares (fully diluted) implying an equity value of Renovis of US$ 151.8m
Evotec AG will apply to list on NASDAQ with level 2 ADR
Post merger pro-forma figures:
Number of shares outstanding: 108.27m
Cash, cash equivalents & short-term investments as of Aug 2007: US$
175m*
Headcount as of Aug 2007: approx. 630
Renovis Board Members will occupy two of six seats in Evotec’s
Supervisory Board
Closing conditions:
Renovis’ shareholders expected to vote in Q4 2007 / Q1 2008
Transaction expected to close in Q4 2007 / Q1 2008
Note: Not including proceeds from the disposal of Evotec’s Chemical Development business to
Aptuit for approx. US$ 64 m and transaction cost.

9/19/2007 Page 6
Screening
Technologies
Chemical
Development,
Formulation
Services
Libraries
Management-led strategic transformation
CNS Pain Inflammation
US$ 175m cash*
Renovis
Discovery and
Development
Evotec
Discovery and
Development
Note: Not including proceeds from the disposal of Evotec’s Chemical Development business to
Aptuit for aprox. US$ 64 m and transaction cost.

9/19/2007 Page 7
Differentiated lead insomnia compound EVT 201
Near-term POC data, October 2007
Partnership potential
Pipeline momentum: diversity of indications, clinical opportunity, research
Integrated discovery – development expertise / capabilities
Fully integrated discovery-through-development core competencies
Differentiating science as core competency organization-wide
Multiple partners generating collaborative revenues: Roche, BI, Pfizer
Self-funded new pre-IND programs
Strong financial position of US$ 175m* (08/2007) in cash; Nasdaq liquidity
Experienced management team
Anticipated investment highlights: Post-merger
Note: Not including proceeds from the disposal of Evotec’s Chemical Development business to
Aptuit for approx. US$ 64 m and transaction costs.

9/19/2007 Page 8
Small molecule partial positive allosteric
modulator (pPAM) of GABA
A
receptors
Addresses limitations of market-leading
insomnia drugs
Sleep onset, maintenance, no hangover
Potential for one dose for all patients
Near-term POC data in elderly, 10/07
Encouraging clinical data to-date
Phase II in 67 primary adult insomniacs:
- Strong first POC in patients
Phase I and I/II studies in a total of 153
subjects, consistent with Phase II results
- Strong safety profile, well tolerated,
strong maintenance
Partner-ready
Lead Compound: EVT 201 in Insomnia
Revenues 2006 US$ 2.9bn Ambien/Ambien CR

9/19/2007 Page 9
Study EVT ‘2004’ – Robust Phase II results
48%
54.3
79%
30 (0.7%)
27  (38%)
22  (49%)
424  (12%)
38  (40%)
EVT 201
(2.5 mg)
NS
p<0.0001
(2.5mg)
p=0.0028
(1.5mg)
p<0.0001
NS
p<0.0001
(2.5mg)
p=0.0008
(1.5mg)
p<0.0001
p<0.0001
p<0.0001
p value both doses
58% 53%
Subjective residual sedation
(very alert/somewhat alert in %)
56.2 58.5
Adjusted mean DSST
(number correct)
75% 41%
Subjective sleep quality
(very good/good)
30 (2.4%) 30 Adjusted mean SWS (mins)
32  (25%) 43
Adjusted mean Total Wake Time
2
nd
half (mins)
25  (40%) 42 Adjusted mean LPS (mins)
412   (9%) 379 Adjusted mean TST (mins)*
47  (26%) 64 Adjusted mean WASO (mins)*
EVT 201
(1.5 mg)
Placebo
Parameter
(N=67)
* Co-primary endpoint
Lead Compound
Randomized cross-over study in 67 patients; 1.5 mg & 2.5 mg doses
vs. placebo for 2 consecutive nights with a 5-12 day washout between each period
Highly statistically and clinically meaningful effects on all key endpoints, indicating strong effects on both sleep onset and sleep maintenance with no subjective hangover.

9/19/2007 Page 10
0
5
10
15
20
25
30
35
40
45
50
1st Half 2nd Half
placebo 1.5 mg 2.5 mg
Study EVT 2004: Objective efficacy from
polysomnography WASO* in first and second half of the night
Lead Compound
-28%
-45%
-25%
-38%
Both doses of
EVT 201 significantly
reduced WASO
in the second
half of the night
*Wake After Sleep Onset

9/19/2007 Page 11
Study EVT 2004: Objective efficacy from
polysomnography Total Wake Time hour-by-hour
0
5
10
15
20
25
30
35
1 2 3 4 5 6 7 8
Hour
Placebo 1.5 mg 2.5 mg
Lead Compound
EVT 201 significantly
reduced Total Wake
Time each hour
except of hour 7
(where p=0.058)

9/19/2007 Page 12
Study EVT 2004: Subjective residual effects
Patient reported residual sedation
0
0,1
0,2
0,3
0,4
0,5
0,6
0,7
0,8
0,9
1
placebo 1.5 mg 2.5 mg
Very Alert Somewhat Alert Somewhat Sleepy Very Sleepy
No subjective residual
sedation at either dose
of EVT 201
Lead Compound

9/19/2007 Page 13
Study EVT 2004: Subjective efficacy
Patient reported sleep quality
0
0,1
0,2
0,3
0,4
0,5
0,6
0,7
0,8
0,9
1
placebo 1.5 mg 2.5 mg
Very Good Good Poor Very Poor
Lead Compound
Both doses
markedly & signifi-
cantly improved
categorical ratings
of sleep quality

9/19/2007 Page 14
Comparative efficacy
% and actual change from placebo
22%
(10.4 mins)
29%
(20 mins)
Almorexant
100 mg
27%
(10.4 mins)
39%
(34 mins)
Almorexant
200 mg
No effect
24%
(8 mins)
p<0.01
Gaboxadol
20 mg
58%
(15 mins)
21%
(21.3 mins)
Indiplon MR
30 mg
56%
(21 mins)
9%
(3.8 mins)
ns
Ambien 10
mg
SOL: 30%
(6.5 mins)
52%
(19.5 mins)
49%
(21 mins)
40%
(17.1 mins)
LPS
4%
(1.4 mins)
ns
17%
(7.2 mins)
p=0.012
40%
(25.7 mins)
26%
(16.7 mins)
WASO
Ambien 10
mg
Lunesta
3 mg
EVT 201
2.5 mg
EVT 201
1.5 mg
EVT 201 – comparable or much stronger effect on WASO
EVT 201 - comparable or stronger effect on LPS
vs. Almorexant, Lunesta, Zolpidem and Indiplon MR (elderly)
Lead Compound
WASO = Wake After Sleep Onset; LPS = Latency to Persistent Sleep

9/19/2007 Page 15
EVT 201 - Potential advantages for
chronic insomniacs
Robust efficacy: sleep onset, maintenance, no hangover
Improved sleep quality: Subjectively rated
Novel, but “Gold Standard” insomnia MOA
Highly validated pathway
Lower side effect risk
One drug to address market needs
Optimal PK for all patients
No need for sustained release
Differentiation vs. other GABA-based treatments: partial modulation
High affinity, 1 preferring
partial positive allosteric modulator
Lower maximum level of GABA
A
receptor system potentiation
Reduced side-effect potential (e.g. dependence, tolerance, alcohol interaction, disturbance of sleep architecture)
Lead Compound

9/19/2007 Page 16
Robust small molecule CNS pipeline
Discovery Preclinical Phase I Phase II Phase III
EVT 201 GABA
A
receptor partial positive modulator for Insomnia
EVT 101 NMDA NR2B subtype antagonist, oral – Alzheimer’s, Pain
EVT 302 MAO-B inhibitor – Smoking Cessation, Alzheimer’s
EVT 103 NMDA NR2B subtype antagonist, oral – indication tbd
Boehringer collaboration
Histamine H3
CB1
B1
Roche collaboration
DREAM, HTS & FBDD
FAAH Inhibitor
VR1
P2X7
P2X3

9/19/2007 Page 17
Oral NR2B subtype selective NMDA
receptor antagonist
Memantine / Namenda, a non-selective
NMDA drug in Alzheimer’s disease,
reached blockbuster sales in year 3
Potential in neurodegenerative diseases,
peri-operative and neuropathic pain
Status
Successfully completed Phase I studies
First short-term Phase Ib dose-finding
study in cognition ongoing
Second short-term Phase IIa study in
pain planned to start in H2 2007
EVT 101: A Selective NMDA receptor antagonist
Small Molecule Pipeline
NR1 NR2
A
[3H]Ro 25-6981
NR2
B
NR2C
Revenues 2006 US$ 0.9bn Namenda/Ebixa

9/19/2007 Page 18
EVT 302: Smoking cessation and Alzheimer’s
Orally active, potent, highly selective MAO-B
inhibitor
Potential for once weekly dosing
Competitive safety & tolerability profile over
other MAO-B inhibitors – no food effect / label
Validating MOA data in addiction &
neurodegeneration
Phase II in smoking cessation (selegiline,
lazabemide)
Phase III in Alzheimer’s Disease
Addiction - a large consumer-driven market
Status
Phase I safety/PET data in Q4 2007
Planned POC Phase II in smoking cessation:
mid-2008
Small Molecule Pipeline
Revenues 2010e US$ 0.6bn Chantix

evotec

VR1 is a TRP-family ion channel
that mediates the sensation of burning pain
Capsaicin
Heat
Ca2+
DRG
Brain registers
burning
pain
Depolarization

9/19/2007 Page 19
VR1 - Vanilloid Receptor 1 antagonist
Potential for safe, best-in-class
analgesic, non-addictive, minimal side
effects
Multiple potential indications
Inflammatory, OA, & neuropathic pain
Chronic and acute pain
Potential in urinary incontinence, asthma
Status
Expanded Pfizer partnership
Multiple clinical candidates
Planned Phase I: Q2 2008
Small Molecule Pipeline
Revenues 2006 US$ 2.1bn Celebrex

P2X7 is an ATP-gated ion channel
ATP
Ca2+
IL-1β
Release of pro-inflammatory mediators

9/19/2007 Page 20
P2X
7
receptor antagonist
Potential best-in-class molecule
Opportunities in multiple large indications
Inflammatory and neuropathic pain
Rheumatoid Arthritis
Irritable Bowel Disease
COPD
Status
Clinical candidate identified
Planned Phase I in 2008
Back-up series
Small Molecule Pipeline
Total market 2006 US$ 12bn Rheumatoid Arthritis

Central terminal
A1
P2X3
P2Y
Glu
VACC
GluR
P2X2,4,6
To the brain

9/19/2007 Page 21
P2X
2/3
receptor antagonist
First-in-class and best-in-class P2X
2/3
receptor antagonist
Potential in pain and overactive bladder
Status
Industry has struggled to find drug-like
molecules
Lead series with superior properties
Potential clinical candidate within
next 12 months, Phase I to start in
H1 2009
Small Molecule Pipeline
Total market 2006 US$ 3.0bn Neuropathic pain

9/19/2007 Page 22
Well-respected, recognized drug discovery capabilities
High-content, high-throughput assays and screening platforms
Fragment-based Drug Discovery
Leading medicinal chemistry expertise
Extensive disease biology expertise in CNS, pain, inflammation
Target ID and validation
Relevant animal models /pharmacology
Clinical expertise in neurology
System-based science with NIH/NINDS, ETH Zurich, IMBA
Vienna
One of the strongest partner networks in the industry
Powerful CNS capabilities:
R&D to POC
Discovery Engine

evotec

Roche

P&G Pharmaceuticals

VERTEX

OXAGEN

Panacos PHARMACEUTICALS

ALTANA

Pfizer

NOVARTIS

Solvay Pharmaceuticals

SOLVAY

Chroma THERAPEUTICS

Takeda

Boehringer Ingelheim

CHDI

GENEXTRA

Almirall

FERRING PHARMACEUTICALS

serono biotech & beyond

RECORDATI

APEIRON BIOLOGICS

GRUNENTHAL

DAIICHI PHARMACEUTICAL CO., LTD.

SEIKAGAKU CORPORATION

Vifor International

CURIS

Trigen

9/19/2007 Page 23 Validated research track record, ongoing revenue source Partner Network

9/19/2007 Page 24
High-value partnerships:
Aggressive milestones for 2008 and 2009
Partner Network
Post-merger partnership profile
76 FTEs, 5 yr collaboration, milestones, royalties
VR1, US$ 10m in upfront payment, >US$ 10m in FTE
funding, >US$ 170m milestones, double-digit royalties
CNS target, milestones > EUR 100m /
approx. US$ 138m, mid-single digit royalties

9/19/2007 Page 25
H1 results Evotec and Renovis
US GAAP IFRS
14.2 21.5 16.1 - R&D
72.3*
(23.3)-(23.6)
8.7-9.1
3.2
15.8
Evotec
continuing oper (in EURm)**
97.4*
(31.0)-(31.4)
11.6-12.1
4.2
21.0
Evotec
continuing oper (in US$m)**
85.8
(19.1)
12.0
7.1
7.1
Renovis
(in US$m)
Cash and short-term investments(30/06)
Operating result
- SG&A***
Gross profit
- Revenues
H1 2007
Financial Position
*Not including proceeds from the disposal of Evotec’s Chemical Development business to Aptuit for approx. US$ 64 m and transaction costs.
**The continuing operations exclude the Chemical Development business sold to Aptuit.
*** SG&A range due to preliminary allocation following the recent sale of Chemical development business to Aptuit.
Note: All P&L exchanges are based on average currency exchange rates for the first six months

9/19/2007 Page 26
Pro-forma key figures combined company
R&D budget under review
Project prioritization will determine combined budget
Cash as of August 2007: US$ 175m*
Number of shares outstanding: 108.27m
Market capitalization as of 18/09/2007: EUR 342.1m
Financial Position
*Not including proceeds from the disposal of Evotec’s Chemical Development business to
Aptuit for approx. US$ 64 m and transaction costs.
Note: All exchanges are based on currency exchange rates of period end August 2007.

9/19/2007 Page 27
Prof Heinz Riesenhuber
Peer Schatz
Dr Hubert Birner
Dr Peter Fellner
Dr Corey Goodman*
John Walker
Chairman; MoP, former German Minister of Science
Vice Chairman; CEO Qiagen
General Partner TVM Capital
Executive Chairman Vernalis, UK
CEO Renovis, National Academy of Sciences
Chairman Renovis
Post-Merger Supervisory Board
Experienced industry advisors
Management Team
*Also to join Evotec‘s Scientific Advisory Board

9/19/2007 Page 28
Proven Senior Management
Jörn Aldag
President & CEO
Dr. Mario Polywka
Operations
Dr. Klaus Maleck
Finance
Dr. Erich Greiner
Innovation/
Translational
Medicine
Dr. Michael Kelly
President Evotec
(US) Inc.
Dr. John Kemp
Research
Dr. Tim Tasker
Development
David Brister
Business
Development
Management Team
>15 yrs. academic
research
5 yrs. Evotec
>15 yrs. Evotec/OAI
(founding scientist)
~ 20 yrs.
Roche/Merck
~ 20 yrs. GSK
>10 yrs. Novartis,
McKinsey,
BioGenerix
(co-founder)
~ 20 yrs. venture
capital and private
equity
>20 yrs. Welcome,
Amgen, Wyeth,
Renovis

9/19/2007 Page 29
Data: EVT 101
Phase Ib (cognition full data)/ IIa (neurop. pain)
Newsflow 2007 - 2008
Data: EVT 201  Phase II elderly insomniacs
EVT 101: Initiate Phase IIa: neuropathic pain
Data: EVT 101 POC (Phase Ib) in cognition
Data: EVT 302  Phase I safety and PET studies
Merger close
EVT 302: Initiate Phase II: smoking cessation
VR1: Initiate Phase I
Partnership: EVT 201 insomnia
EVT 103: Initiate Phase I
P2X7: Initiate Phase I

9/19/2007 Page 30
Our “1/2/3/4 in 08” plan Subject to contingencies
Discovery Preclinical Phase I Phase II Phase III
EVT 201 GABA
A
receptor partial positive modulator for Insomnia
EVT 101 NMDA NR2B subtype antagonist, oral – Alzheimer‘s, Pain
EVT 302 MAO-B inhibitor – Smoking Cessation, Alzheimer‘s
EVT 103 NMDA NR2B subtype antagonist, oral
VR1
P2X7
P2X3
Boehringer collaboration
Histamine H3
CB1
B1
Renovis Evotec
FAAH Inhibitor
DREAM, HTS & FBDD
Roche collaboration

9/19/2007 Page 31
Global CNS pure play, with anticipated Nasdaq liquidity
Broad and deep pipeline, with clinical momentum
Proprietary and partnered
Upside in additional biotech / pharma partnerships
Integrated discovery-through-development, differentiating core competencies
Mgmt-led transformative corporate development
Perkin Elmer, RSIL India, Aptuit, POC in Insomnia, etc.
Differentiated science driving success: to-date and future
Strong financial position: US$ 175m* pro-forma cash as of August
2007
Evotec & Renovis
A compelling CNS investment
*Not including proceeds from the disposal of Evotec’s Chemical Development business to
Aptuit for approx. US$ 64 m and transaction costs.

September 2007 Evotec and Renovis A Compelling CNS Investment